SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)


         Information to Be Included In Statements Filed
     Pursuant to Rules13d-1(b), (c), and (d) and Amendments
             Thereto Filed Pursuant to Rule 13d-2(b)
                        (Amendment No. 1)


                 HALO TECHNOLOGY HOLDINGS, INC.
       (formerly known as Warp Technology Holdings, Inc.)
----------------------------------------------------------------
                        (Name of Issuer)

            Common Stock, par value $.00001 per share
----------------------------------------------------------------
                 (Title of Class of Securities)

                           93464-M-204
----------------------------------------------------------------
                         (CUSIP Number)

                        January 21, 2006
----------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[ X ]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 93464-M-204                           Page 2 of 9 Pages
---------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. I.R.S. IDENTIFICATION NOS. NOS. OF ABOVE PERSONS

     Michael Crow
---------------------------------------------------------------------
2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [ ]
     (b)  [X]
---------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------
 NUMBER OF         5    SOLE VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY
   EACH
 REPORTING
  PERSON           --------------------------------------------------
  WITH             6    SHARED VOTING POWER

                        2,669,043
                   --------------------------------------------------
                   7    SOLE DISPOSITIVE POWER

                        0
                   --------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

                        2,669,043
---------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,669,043
---------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

     [   ]
---------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.55%

     (Based on 28,550,104 shares of common and preferred stock issued and outstanding on March 31, 2006, as reported by the Issuer in its Form 10-QSB filed with the Securities and Exchange
     Commission on May 15, 2006.)
---------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)*

     IN
---------------------------------------------------------------------

---------------------------------------------------------------------
CUSIP No. 93464-M-204                           Page 3 of 9 Pages
---------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Alex Clug
---------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [ ]
     (b)  [X]
---------------------------------------------------------------------
3    SEC USE ONLY

---------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------
 NUMBER OF         5    SOLE VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY
   EACH
 REPORTING
  PERSON           --------------------------------------------------
  WITH             6    SHARED VOTING POWER

                        2,574,544
                   --------------------------------------------------
                   7    SOLE DISPOSITIVE POWER

                        0
                   --------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

                        2,574,544
---------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,574,544
---------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)*

     [   ]
---------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.27%

     (Based on 28,550,104 shares of common and preferred stock issued and outstanding on March 31, 2006, as reported by the Issuer in its Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2006.)
---------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)*

     IN
---------------------------------------------------------------------

---------------------------------------------------------------------
CUSIP No. 93464-M-204                           Page 4 of 9 Pages
---------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Duncan Capital Group, LLC
---------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [ ]
     (b)  [X]
---------------------------------------------------------------------
3    SEC USE ONLY

---------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------
 NUMBER OF         5    SOLE VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY
   EACH
 REPORTING
  PERSON           --------------------------------------------------
  WITH             6    SHARED VOTING POWER

                        2,669,043
                   --------------------------------------------------
                   7    SOLE DISPOSITIVE POWER

                        0
                   --------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

                        2,669,043
---------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,669,043
---------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)*

     [   ]
---------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.55%

     (Based on 28,550,104 shares of common and preferred stock issued and outstanding on March 31, 2006, as reported by the Issuer in its Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2006.)
---------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)*

     OO
---------------------------------------------------------------------

---------------------------------------------------------------------
CUSIP No. 93464-M-204                           Page 5 of 9 Pages
---------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     DCI MASTER LDC - Non-U.S. Entity
---------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [ ]
     (b)  [X]
---------------------------------------------------------------------
3    SEC USE ONLY

---------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
---------------------------------------------------------------------
  NUMBER OF        5    SOLE VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY
   EACH
 REPORTING
  PERSON           --------------------------------------------------
  WITH             6    SHARED VOTING POWER

                        2,669,043
                   --------------------------------------------------
                   7    SOLE DISPOSITIVE POWER

                        0
                   --------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

                        2,669,043
---------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,669,043
---------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)*

     [   ]
---------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.55%

     (Based on 28,550,104 shares of common and preferred stock issued and outstanding on March 31, 2006, as reported by the Issuer in its Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2006.)
---------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)*

     OO
---------------------------------------------------------------------

ITEM 1

(a)  Name of Issuer:
     --------------

     Halo Technology Holdings, Inc.

(b)  Address of Issuer's Principal Executive Offices:
     -----------------------------------------------

     200 Railroad Avenue, 3rd Floor
     Greenwich, CT 06830

ITEM 2

(a)  Name of Persons Filing:
     ----------------------

   This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Michael Crow, Alex Clug, Duncan Capital Group, LLC and DCI MASTER
LDC (collectively, the "Reporting Persons").

(b)   Address of Issuer's Principal Business Office or, if  none,
      -----------------------------------------------------------
Residence:
---------

  The principal business address of each of the Reporting Persons is:

     830 Third Avenue
     14th Floor
     New York, New York 10022

(c)  Citizenship:
     -----------

     Mr. Clug and Mr. Crow are United States citizens.
Duncan Capital Group, LLC was formed under the laws of the State of Delaware.

     DCI MASTER LDC is organized and existing in the Cayman Islands.

(d)  Title of Class of Securities:
     ----------------------------

     Common Stock, par value $.00001 per share.

(e)  CUSIP Number:
     ------------

     93464-M-204

ITEM 3  IF  THIS  STATEMENT IS FILED PURSUANT TO  RULE  13D-1(B),
        OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
        --------------------------------------------------------

(a)  [ ]  Broker or dealer registered under Section 15 of the Act.
(b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.
(c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act.
(d)  [ ]  Investment Company registered under Section 8 of the
          Investment Company Act.
(e)  [ ]  Investment Adviser in accordance with Sec. 240.13d-
          1(b)(1)(ii)(E).

(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).
(g)  [ ]  Parent holding company, in accordance with Sec. 240.13d-
          1(b)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)  [ ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Sec. 240.13d-1(c),
check this box   [ X ].

ITEM 4    Ownership:
          ---------

(a)  Amount Beneficially Owned.

     Mr. Clug:  2,574,544 shares.
     Mr. Crow: 2,669,043 shares.
     DCI MASTER LDC: 2,669,043 shares.
     Duncan Capital Group, LLC:  2,669,043 shares.

(b)  Percent of Class:   Mr. Crow:  8.55%
               Mr. Clug:  8.27%
               Duncan Capital Group, LLC:  8.55%
               DCI MASTER LDC:  8.55%

   The foregoing percentage is based upon the statement of the Issuer in its 10-QSB filed on May 15, 2006 with the Securities and Exchange Commission that it had 28,550,104 shares outstanding at March 31, 2006.

(c)  Number of shares as to which each such person has:

  (i)  sole power to vote or to direct the vote:  Mr. Clug  0
                                                  Mr. Crow  0
                                 Duncan Capital Group, LLC  0
                                            DCI MASTER LDC  0

  (ii) shared power to vote or to direct the vote:

                                         Mr.  Crow    2,669,043
                                          Mr. Clug    2,574,544
                         Duncan Capital Group, LLC    2,669,043
                                    DCI MASTER LDC    2,669,043

  (iii)   sole power to dispose or to direct the disposition of:

                                                Mr. Crow    0
                                                Mr. Clug    0
                               Duncan Capital Group, LLC    0
                                          DCI MASTER LDC    0

  (iv) shared power to dispose or to direct the disposition  of:

                                         Mr. Crow   2,669,043
                                         Mr. Clug   2,574,544
                        Duncan Capital Group, LLC   2,669,043
                                   DCI MASTER LDC   2,669,043

ITEM 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

   If this statement is being filed to report the fact that as of the  date  hereof  the  reporting person has  ceased  to  be  the beneficial  owner  of  more than five percent  of  the  class  of
securities, check the following:  [   ].

ITEM  6     Ownership of More than Five Percent on Behalf of
            ------------------------------------------------
            Another Person:
            --------------

  Not Applicable.

ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          ---------------------------------------------------
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          ----------------------------------------------------
          PARENT  HOLDING COMPANY OR CONTROL PERSON:
          -----------------------------------------

        Not Applicable.

ITEM  8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          ---------------------------------------------------------

   The Reporting Persons may be deemed to constitute a group with one another pursuant to Section 13 of the Securities Exchange Act
of  1934.   The Reporting Persons do not affirm the existence  of
such a group.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:
          ------------------------------

  Not Applicable.

Item 10   CERTIFICATIONS:
          --------------

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURES
                           ----------

   After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 19, 2006                /s/Michael Crow
                                   -----------------------
                                   Michael Crow


Dated: May 19, 2006                /s/Alex Clug
                                   -----------------------
                                   Alex Clug


Dated: May 19, 2006                   DCI MASTER LDC


                                   By: /s/Michael Crow
                                      ------------------------
                                      Michael Crow
                                      Director

                                   For DUNCAN CAPITAL GROUP, LLC,
                                     By the MW CROW FAMILY LP


Dated: May 19, 2006                By:  /s/Michael Crow
                                        ------------------------
                                        Michael Crow
                                        General Partner



Attention:   Intentional  misstatements  or  omissions  of   fact
constitute federal criminal violations (see US.C. 1001)

                            EXHIBIT A
                       ------------------

                            AGREEMENT
                  JOINT FILING OF SCHEDULE 13G


   The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Halo Technology Holdings, Inc. and hereby affirm that such
Schedule 13G is being filed on behalf of each of the undersigned.


Dated: May 19, 2006                /s/ Michael Crow
                                   ------------------------------
                                   Michael Crow


Dated: May 19, 2006                /s/Alex Clug
                                   ------------------------------
                                   Alex Clug


Dated: May 19, 2006                DCI MASTER LDC


                                   By: /s/Michael Crow
                                      ---------------------------
                                      Michael Crow
                                      Director

                                   For DUNCAN CAPITAL GROUP, LLC,
                                     By the MW CROW FAMILY LP


Dated: May 19, 2006                 By:  /s/Michael Crow
                                       ---------------------------
                                        Michael Crow
                                        General Partner